Exhibit 12.01

NSP-WISCONSIN AND SUBSIDIARIES
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(amounts in thousands, except ratio)

	Year Ended Dec. 31
	2011	2010	2009	2008	2007
Earnings, as defined:
Pretax income from operations	$84,620	$68,861	$72,981	$73,295	$59,984
Add: Fixed charges	24,628	24,897	25,102	25,934	23,589
Total earnings, as defined	$109,248	$93,758	$98,083	$99,229	$83,573

Fixed charges, as defined:
Interest charges	$24,168	$24,517	$24,782	$25,641	$22,967
Interest component of leases	460	380	320	293	622
Total fixed charges, as defined	$24,628	$24,897	$25,102	$25,934	$23,589
Ratio of earnings to fixed charges	4.4	3.8	3.9	3.8	3.5